   Exhibit 99.1

Strong operations performance, reduced interest expense drive improved second quarter earnings

Second quarter 2006 highlights:

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Reported net earnings of $0.43 per share compared to $0.13 per share last year

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Comparable earnings* of $0.16 per share compared to $0.13 per share in 2005

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Higher availability and improving OM&A costs

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Interest expense lower by $14 million

CALGARY, Alberta (July 21, 2006) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced second quarter 2006 net earnings of $86.4 million ($0.43 per share).  Included in reported net earnings is a $62.2 million ($0.31 per share) reduction in tax expense related to lower tax rates which came into effect during the quarter.  Comparable earnings were $31.1 million or $0.16 per share.  Net earnings and comparable earnings in the second quarter 2005 were $25.8 million or $0.13 per share.

Cash flow from operating activities was $66.8 million in the second quarter 2006 compared to $109.8 million in the same period last year due to higher working capital required to build coal inventory.

Availability was 85.1 per cent for the three months ended June 30, 2006 compared to 84.1 per cent in the same period last year due primarily to fewer unplanned outages in Alberta and Ontario.  Operations, maintenance, and administration costs were $3.9 million lower in the quarter due to productivity improvements.

“Our second quarter results were better than our expectations,” said Steve Snyder, TransAlta president and CEO. “During the quarter, we completed a significant amount of major maintenance on time and within budget.  Fewer unplanned outages at our Alberta Thermal plants improved availability. We also realized continued earnings improvement from successful recontracting of Centralia and Sarnia and on-going optimization of our assets.”

“For the balance of 2006, we remain on track to deliver upon the six key operational and financial objectives we set out at the beginning of the year,” added Snyder.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on page 19 of the MD&A.

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For the six months ended June 30, 2006, net earnings and comparable earnings were $155.6 million or $0.78 per share and $106.5 million or $0.53 per share, respectively.  Earnings per share increased $0.40 and $0.15, respectively over the same period last year when both net and comparable earnings were $75.2 million or $0.38 per share.

Cash flow from operations was $267.1 million in the first six months of 2006 compared to $259.4 million in the first six months of 2005.  Net debt has been reduced in 2006 by $185.9 million. Availability was 91.0 per cent compared to 88.7 per cent due primarily to fewer unplanned outages in Alberta and Ontario.

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss second quarter 2006 results.  The call will begin with a short address by Steve Snyder, president and CEO and Brian Burden, executive vice-president and CFO, followed by a question and answer period for investment analysts. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and moderator "Jennifer Pierce".

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 327408#. A transcript will be posted on TransAlta's site approximately one day after the conference call at www.transalta.com.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com